UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Sec. 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 6, 2003

Dana Corporation
(Exact name of registrant as specified in its charter)

Virginia	1-1063	34-4361040
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

4500 Dorr Street, Toledo, Ohio	43615
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (419) 535-4500

Item 5. Other Events and Regulation FD Disclosure.

On February 6, 2003, Dana Corporation (Dana) and Dana Credit Corporation (DCC) realigned their bank credit facilities.

On that date, Dana cancelled its $100 million 364-day revolving facility, which was scheduled to expire on February 17, 2003. There had never been any borrowings under this facility.

Dana also amended its long-term credit facility, which matures on November 15, 2005, to reduce the aggregate borrowing capacity from $500 million to $400 million. The amendments require Dana to provide certain inventory and other collateral, as permitted within the limits of its notes indentures, if it makes borrowings in excess of $50 million, borrowings remain outstanding for more than five business days, or borrowings are made within five business days after repaying previous borrowings. These borrowing limitations will terminate if Dana's long-term credit ratings reach "BBB-" at Standard & Poor's Rating Services (S&P) and "Baa3" at Moody's Investors Service, Inc. (Moody's). The amendments also modified the financial ratios which Dana is required to maintain at fiscal quarter ends. These ratios are calculated based on Dana's consolidated financial statements with DCC accounted for on an equity basis. The amended ratios are: (i) net senior debt to tangible net worth of not more than 1.25:1 at March 31, June 30 and September 30, 2003 and 1.10:1 at December 31, 2003 and thereafter; (ii) EBITDA (as defined in the facility) minus capital expenditures to interest expense of not less than 1.80:1 at March 31, June 30 and September 30, 2003, 1.90:1 at December 31, 2003, 2.25:1 at March 31, 2004, and 2.50:1 at June 30, 2004 and thereafter; and (iii) net senior debt to EBITDA of not greater than 3.40:1 at March 31, June 30 and September 30, 2003, 2.90:1 at December 31, 2003, and 2.50:1 at March 31, 2004 and thereafter. No borrowings were outstanding under Dana's long-term facility at December 31, 2002, nor have there been any borrowings under this facility in 2003.

On February 6, 2003, DCC amended its long-term credit facility, which matures on June 28, 2004, to reduce the aggregate borrowing capacity from $250 million to $200 million. The amendment provides that this borrowing capacity is subject to further reductions equal to two-thirds of the net cash proceeds from future DCC asset sales and restricts the amount of dividends and other distributions that DCC may make to Dana. As of February 10, 2003, $95 million was outstanding under DCC's long-term facility, down from $131 at December 31, 2002.

The reductions in Dana's credit facilities reflect the company's strong cash position and reduced need for back-up credit. The proceeds to DCC from the sale of certain of its businesses and assets pursuant to plans announced in October 2001 allowed that organization to reduce the amount of its facility.

Additionally, on February 6, 2003, Dana amended its $400 million accounts receivable program, which is subject to certain events of termination, including changes with respect to Dana's credit ratings at S&P and Moody's. The amendments reduced the levels at which lenders may terminate this program from "B+" to "B" at S&P and from "B1" to "B2" at Moody's.

The Dana and DCC bank facilities and Dana accounts receivable program are described more fully in the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in Dana's 2001 Annual Report to Shareholders and in Dana's reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<table>
<tr><td></td><td>Dana Corporation</td></tr>
<tr><td></td><td>(Registrant)</td></tr>
</table>

Date: February 10, 2003

By: /s/ Michael L. DeBacker
Michael L. DeBacker
Vice President, General Counsel and
Secretary

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